Exhibit 99.1

Date: April 11, 2013	100 University Avenue, 9th floor
Toronto ON, M5J 2Y1
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Joint Notice of Meeting and Record Date for the Annual General Meetings of Granite Real Estate Investment Trust and Granite REIT Inc.

Dear Sirs:

We advise of the following with respect to the upcoming Annual General Meetings of Granite Real Estate Investment Trust and Granite REIT Inc.:

Meeting Type :	Annual General Meetings
Record Date for Notice of Meeting :	May 8, 2013
Record Date for Voting (if applicable) :	May 8, 2013
Beneficial Ownership Determination Date :	May 8, 2013
Meeting Date :	June 12, 2013
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
Beneficial Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Consent Type(s):	n/a
Holder Provinces-Territories:	n/a
NAA for Registered Holders	No
Registered Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Provinces-Territories:	n/a

Voting Security Details:

Description	CUSIP Number	ISIN
Stapled Units of Granite Real Estate Investment Trust	387437114	CA3874371147
(consisting of Trust Units of Granite Real Estate Investment Trust and Common Shares of Granite REIT Inc.)

Sincerely,

Computershare
Agent for Granite Real Estate Investment Trust & Granite REIT Inc.; “Granite Entities”